ITEM 6. (A)

                                   EXHIBIT 11

                 STATEMENT RE COMPUTATION OF EARNINGS PER SHARE
              (DOLLARS IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)

                                            THREE MONTHS ENDED
                                                 MARCH  31,
                                            ------------------
                                              1999      1998
                                            --------  --------
Net income . . . . . . . . . . . . . . . .  $  5,465  $  6,319
Less:  Preferred stock dividend. . . . . .        42        42
                                            --------  --------
Net income applicable to common stock. . .  $  5,423  $  6,277

Weighted average common shares outstanding   919,835   929,222

Earnings per common share. . . . . . . . .  $   5.89  $   6.80

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